June 21, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (952) 591-3865</u>

Mr. David J. Parrin
Executive Vice President and Chief Financial Officer
MoneyGram International, Inc.
1550 Utica Avenue South
Suite 100
Minneapolis, Minnesota 55416

Re: **MoneyGram International, Inc.**
       Form 10-K for the year ended December 31, 2005
       Filed March 1, 2006
       File No. 1-31950

Dear Mr. Parrin:

        We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Outlook, page 29</u>

1.   We note your disclosure of certain projections including expected net revenue, net investment margin, income from continuing operations and diluted earnings per share for the year ended December 31, 2006. Please revise your disclosure in future filings to include all disclosures required for projections pursuant to Item 10 of Regulation S-K including: a description of the reasonable basis for your good faith estimate of future performance; a detailed description of the current assumptions and available information

used in the preparation of the estimates which in management's opinion are most significant to the projection or are the key factors upon which the financial results depend; and a statement indicating management's intention regarding the furnishing of updated projections. See Item 10 of Regulation S-K. Please tell us how you will revise your disclosure in response to this comment.

Table 10-Cash Flows provided by or used in Payment Service Assets and Obligations, page 31

2.   We note your discussion and disclosure of the non-GAAP liquidity measure cash flows used in payment service assets and obligations, net of investment activity. Please revise your disclosure in future filings to include all disclosures required by Item 10(e) of Regulation S-K including, but not limited to, the presentation and reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP and the reasons why you believe that such non-GAAP financial measure provides useful information to investors regarding your financial condition. Refer to Item 10(e) of Regulation S-K. In this regard, please also advise us and disclose how you use this measure to evaluate "the cash flow activity of your business." For instance, your cash flow measure does not appear to evaluate the cash flow components related to your payments service assets and obligations included in net income.

Critical Accounting Policies

Other Than Temporary Impairments, page 31

3.   We note that you consider your intent and ability to hold an investment for a period of time sufficient to allow for any anticipated recovery in market value in assessing your investments for other than temporary impairment. Please advise us and revise your disclosure to include the criteria you consider in determining your "intent and ability to hold the investment…to allow anticipated recovery." In this regard, please specifically explain how you considered the regulatory and contractual restrictions, which we understand are restricted for purposes of satisfying your current payment service obligation, the significant turnover of your available-for-sale securities and the reasons for previous sales of other impaired securities and other than temporary impairment charges during each of the three years ended December 31, 2005. Please show us how you will revise your disclosure, in future filings, in response to this comment. Refer to SFAS 115, Question 46 to the FASB Staff Q&A on SFAS 115 and SAB Topic 5M.

Financial Statements and Notes
Consolidated Statement of Cash Flows, page F-8

4.   We note the inclusion of changes in substantially restricted cash and cash equivalents as a component of net cash provided by (used in) continuing operating activities. Please tell us your basis for including the changes in restricted cash as a component of operating activities rather than a component of investing activities.

Mr. David J. Parrin
MoneyGram International, Inc.
June 21, 2006

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3431 if you have questions.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant